AB 5/31/02 UP 6-3-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48250

RECEIVED
MAY 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELF TRADING SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 RANCH ROAD 620 SOUTH, SUITE 201
(No. and Street)

AUSTIN (City) TEXAS (State) 78734 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIN CURLEY (512) 263-2110
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPROUSE & ANDERSON, L.L.P.
(Name — *if individual, state last, first, middle name*)

515 CONGRESS AVENUE, SUITE 1212 (Address) AUSTIN (City) TX (State) 78701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John McArdle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STS, as of 3-20, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jerry Morris
Notary Public, State of Texas
My Commission Expires
MAY 19, 2004

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELF TRADING SECURITIES, INC.

TABLE OF CONTENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Board of Directors
Self Trading Securities, Inc.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Self Trading Securities, Inc. as of March 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Self Trading Securities, Inc. as of March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SPROUSE & ANDERSON, L.L.P.

Sprouse & Anderson, L.L.P.

Austin, Texas
May 3, 2002

FINANCIAL STATEMENTS

SELF TRADING SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

MARCH 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ -0-	$ 39,682
Receivable from brokers/dealers and clearing organizations	121,639	232,981
Receivable - parent	406,206	248,251
Receivable - other	53,656	-0-
Property and equipment, net of accumulated depreciation	38,020	84,266
TOTAL ASSETS	$619,521	$605,180

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Bank overdraft	$ 12,054	$ -0-
Accounts payable	80,170	105,391
Accrued expenses – parent	7,502	7,916
State income taxes payable	3,503	4,127
Note payable	2,043	13,759
Total Liabilities	105,272	131,193
STOCKHOLDERS' EQUITY		
Preferred stock, 600 shares authorized with $100 par value, 600 shares issued and outstanding	60,000	60,000
Common stock, 7,000 shares authorized with no par value, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	260,000	260,000
Retained earnings	184,249	143,987
Total Stockholders' Equity	514,249	473,987
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$619,521	$605,180

SEE NOTES TO FINANCIAL STATEMENTS

SELF TRADING SECURITIES, INC.

STATEMENTS OF INCOME

YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUES		
Securities commissions	$1,594,524	$1,873,914
Interest income	259	3,003
Other income	75,944	16,863
Total Revenue	1,670,727	1,893,780
EXPENSES		
Compensation and benefits	102,204	181,407
Commissions and clearance paid to all other brokers	868,813	500,518
Communications	60,146	27,339
Occupancy and equipment costs	530,444	654,589
Promotional expenses	-0-	3,448
Regulatory fees and expenses	12,727	54,064
Errors	779	374,216
Other expenses	45,600	44,154
Total Expenses	1,620,713	1,839,735
Net income before income taxes	50,014	54,045
Income tax expense	9,752	10,158
NET INCOME	$ 40,262	$ 43,887

SEE NOTES TO FINANCIAL STATEMENTS

SELF TRADING SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED MARCH 31, 2002 AND 2001

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at March 31, 2000	60,000	10,000	$60,000	$100,100	$230,100
Additional paid-in capital	-0-	-0-	200,000	-0-	200,000
Net income	-0-	-0-	-0-	43,887	43,887
Balances at March 31, 2001	60,000	10,000	260,000	143,987	473,987
Net income	-0-	-0-	-0-	40,262	40,262
Balances at March 31, 2002	$60,000	$10,000	$260,000	$184,249	$514,249

SEE NOTES TO FINANCIAL STATEMENTS

SELF TRADING SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED MARCH 31, 2002 AND 2001

Balance at March 31, 2000	$-0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2001	-0-
Increases	-0-
Decreases	-0-
Balance at March 31, 2002	$-0-

SEE NOTES TO FINANCIAL STATEMENTS

SELF TRADING SECURITIES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 40,262	$ 43,887
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Amortization expense	-0-	152
Depreciation expense	46,246	46,288
Fines and penalties to be paid via note payable	-0-	22,500
Change in assets and liabilities:		
Decrease (increase) in receivable from brokers and dealers	111,342	(184,739)
Increase in receivable - other	(53,656)	-0-
Decrease in other assets	-0-	5,032
Increase in bank overdraft	12,054	-0-
Increase (decrease) in accounts payable	(25,221)	36,633
Decrease in accrued expenses – parent	(414)	(67,454)
Decrease in state income taxes payable	(624)	(1,014)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	129,989	(98,715)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-0-	(15,715)
Collections on receivable from related party	450,129	-0-
Loans to related party	(608,084)	(248,251)
NET CASH USED BY INVESTING ACTIVITIES	(157,955)	(263,966)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of additional-paid-in capital	-0-	200,000
Payments on principal	(11,716)	(8,741)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(11,716)	191,259
NET DECREASE IN CASH	(39,682)	(171,422)
CASH AT BEGINNING OF YEAR	39,682	211,104
CASH AT END OF YEAR	$ -0-	$ 39,682
SUPPLEMENTAL DISCLOSURES		
Cash paid for income taxes	$ 10,790	$ 1,519
Cash paid for interest	$ 1,123	$ 7,548

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Self Trading Securities, Inc. is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-4(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of Self Trading Holding, Inc. (Parent). The Company's customers are located throughout the United States.

ADVERTISING

Advertising costs are expensed as incurred.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

REVENUE RECOGNITION

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

PROPERTY AND EQUIPMENT

Depreciation is provided for financial reporting purposes using the straight-line method over the estimated useful lives of the assets.

CASH EQUIVALENTS

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2: NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2002 and 2001, the Company had net capital of approximately $16,367 and $141,470, respectively with net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 6.43 to 1 and .92 to 1 as of March 31, 2002 and 2001, respectively. The SEC permits a ratio no greater than 15 to 1.

NOTE 3: POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provision of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

NOTE 4: INCOME TAXES

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. At March 31, 2002 and 2001, the amounts included in accrued expenses to the Parent for income taxes was $7,502 and $7,916, respectively.

NOTE 5: PROPERTY AND EQUIPMENT

The classes of property and equipment and the related accumulated depreciation and amortization are as follows:

	2002	2001
Furniture	$ 22,096	$ 22,096
Equipment	267,053	267,053
Leasehold Improvements	2,400	2,400
Accumulated Depreciation	(253,529)	(207,283)
Totals	$ 38,020	$ 84,266

Depreciation expense and amortization expense were $46,246 and $-0-, respectively, for the year ended March 31, 2002 and $46,288 and $152, respectively, for the year ended March 31, 2001, and are shown in occupancy and equipment costs.

NOTE 6: NOTE PAYABLE

Note payable consists of an executory promissory note with NASD to pay for fines and penalties owed to NASD. Principal payments are due monthly, plus interest, at a rate of prime plus 3%. The note balance of $2,043 matures on June 1, 2002.

NOTE 7: MANAGEMENT SERVICES AGREEMENT – RELATED PARTY

The Company and Parent are parties to an agreement whereby the Parent provides the office space and various additional management and administrative services to the Company. The fee for these services is based on a percentage of net book income before the provision for federal income taxes. The Company incurred management fees totaling $450,129 and $175,789 for the years ended March 31, 2002 and 2001, respectively. The Company has a receivable of $406,206 and $248,251 from its Parent as of March 31, 2002 and 2001, respectively.

NOTE 8: OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of the net loss of the unsettled trade. At March 31, 2002 and 2001, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Certain losses were paid by the Company during the year.

NOTE 9: COMMITMENTS

The Company is involved in litigation encountered in the ordinary course of business. It is management's belief that the liabilities, if any resulting from such litigation, including attorney fees and court costs, could have significant impact on the financial position of the Company but cannot be estimated at this time.

SUPPLEMENTAL INFORMATION

SELF TRADING SECURITIES, INC.

SCHEDULE I: COMPUTATIONS OF NET CAPITAL

MARCH 31, 2002

COMPUTATION OF NET CAPITAL	
Total stockholders' equity qualified for net capital	$514,249
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	514,249
Deduct organizational costs	-0-
Deduct property and equipment charges	(38,020)
Deduct related party receivable	(406,206)
Deduct other non-allowable assets	(53,656)
Net capital before haircuts on securities positions	16,367
Haircuts on securities (computed where applicable)	-0-
TOTAL NET CAPITAL	$ 16,367
AGGREGATE INDEBTEDNESS	
Accounts payable and bank overdraft	92,224
Accrued expenses	7,502
Income tax payable	3,503
Note Payable	2,043
TOTAL AGGREGATE INDEBTEDNESS	$105,272
MINIMUM NET CAPITAL REQUIRED (6.66% of total aggregate indebtedness)	$ 7,018
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 5,000
NET CAPITAL REQUIREMENT (GREATER OF ABOVE TWO)	$ 7,018
NET CAPITAL IN EXCESS OF REQUIRED MINIMUM	$ 9,349
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.43 to 1
DIFFERENCES IN NET CAPITAL BY SEC AND COMPANY	
Net capital under company's computation	16,366
Miscellaneous differences	1
NET CAPITAL PER AUDITED REPORT	$ 16,367

SEE NOTES TO FINANCIAL STATEMENTS

SELF TRADING SECURITIES, INC.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

MARCH 31, 2002

EXEMPTIVE PROVISIONS:

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: J.B. Oxford and Company

SEE NOTES TO FINANCIAL STATEMENTS

SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Board of Directors
Self Trading Securities, Inc.
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Self Trading Securities, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute for Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned duties. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers. Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sprouse & Anderson, L.L.P.

May 3, 2002

SEC MAIL PROCESSING
RECEIVED
MAY 29 2002
WASH, D.C. 165 SECTION

SELF TRADING SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a5(d)

YEARS ENDED MARCH 31, 2002 AND 2001